UMH PROPERTIES, INC. AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

	Fiscal Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before Fixed Charges:
Net Income	$4,237,803	$5,836,823	$6,474,057	$3,696,263	$6,668,915
Interest Expense	10,194,472	7,849,835	5,803,172	5,744,567	5,183,296
Taxes	315,000	299,000	237,000	125,000	150,000
Depreciation Expense	15,163,420	11,681,724	7,357,158	6,339,256	4,516,026
Amortization of Financing Costs	522,250	462,362	302,280	-	210,054
Total Earnings before Fixed Charges	$30,432,945	$26,129,744	$20,173,667	$15,905,086	$16,728,291

Fixed Charges & Preferred Stock Dividends:
Interest Expense	$10,194,472	$7,849,835	$5,803,172	$5,744,567	$5,183,296
Capitalized Interest	280,354	247,186	269,891	294,150	309,111
Preferred Dividend	7,556,588	7,556,588	4,724,718	1,656,766	-
Total Fixed Charges & Preferred Share Dividends	$18,031,414	$15,653,609	$10,797,781	$7,695,483	$5,492,407

Fixed Charge Coverage Ratio	1.7x	1.7x	1.9x	2.1x	3.0x